

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2020

Lai Jinpeng
Chief Executive Officer
Wiseman Global Ltd
1702, Block B, Wisdom Plaza, No. 4068
Qiaoxiang Road, Shahe Street, Nanshan District
Shenzhen City, Guangdong, People's Republic of China, 518000

> **Re: Wiseman Global Ltd**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed May 12, 2020**
> **File No. 333-228130**

Dear Mr. Jinpeng:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure
Management's Report on Internal Control over Financial Reporting, page 34

1. We note that you have not specifically provided a conclusion on the effectiveness of your internal controls over financial reporting. Please amend your Form 10-K to clearly and specifically state a conclusion on your evaluation of the effectiveness of your internal controls over financial reporting.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Lai Jinpeng
Wiseman Global Ltd
July 27, 2020
Page 2

       You may contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services